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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or (13)(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _______________)

                KELLEY PARTNERS 1992 DEVELOPMENT DRILLING PROGRAM
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                         (Name of the Subject Companies)

                      KELLEY OIL CORPORATION (THE OFFEROR)
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                  (Names of Filing Persons (identifying status as offeror,
                      issuer or other person))

   UNITS OF LIMITED PARTNER AND GENERAL PARTNER INTERESTS IN SUBJECT COMPANY
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                        (Title of Classes of Securities)

                                 NOT APPLICABLE
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                      (CUSIP Number of Class of Securities)

                       RICK G. LESTER, CONTOUR ENERGY CO.
                           601 JEFFERSON, SUITE 1100,
                        HOUSTON, TX 77002, (713) 652-5200
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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                           CALCULATION OF FILING FEE
================================================================================
                Transaction                        Amount of Filing Fee $65
                  Valuation* $321,116
================================================================================
* Set forth the amount on which the filing fee is calculated and state how it was determined.

      Based on the aggregate purchase price assuming all units of the subject companies held by holders other than the offeror are tendered pursuant to these tender offers.

   [ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        Filing Party:
                          ---------------                   -------------------

Form or Registration No.:                      Date Filed:
                          ---------------                   -------------------

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]   third-party tender offer subject to Rule 14d-1.
   [X]   issuer tender offer subject to Rule 13e-4.
   [X]   going-private transaction subject to Rule 13e-3.
   [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 1. SUMMARY TERM SHEET.

        See Item 1 under the heading "Item 13. Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

        See Item 2 under the heading "Item 13. Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

        See Item 3 under the heading "Item 13. Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

        The information under the heading "The Offer" in the Offer to Purchase attached as Exhibit (a) to this Schedule TO is incorporated by reference herein.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a) See Item 5 under the heading "Item 13. Information Required by
            Schedule 13E-3" of this Schedule TO.

        (b) See Item 5 under the heading "Item 13. Information Required by
            Schedule 13E-3" of this Schedule TO.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information under the heading "The Offer--Purposes and Effects of the Offer" in the Offer to Purchase is incorporated by reference herein.

        (c) The information under the heading "The Offer--Purposes and Effects of the Offer" in the Offer to Purchase is incorporated by reference herein.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information under the heading "The Offer--Source of Funds" in the Offer to Purchase is incorporated by reference herein.

        (b) There are no material conditions to the financing discussed in paragraph 7(a) above.

        (d) None of the funds or other consideration required is, or is expected to be, borrowed directly or indirectly.

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ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Item 11 under the heading "Item 13. Information Required by
Schedule 13E-3 of this Schedule TO.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         See Item 14 under the heading "Item 13. Information Required by
Schedule 13E-3" of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

         The financial statements of Kelley Oil Corporation are not material based upon Instruction 2 of Schedule TO and are, therefore, not provided. The financial statements are not material because (i) the consideration offered to unitholders consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the offer is for all outstanding units.

ITEM 11. ADDITIONAL INFORMATION.

         We are not aware of any regulatory requirements which must be complied with or approvals that must be obtained in connection with this transaction. We are not aware of any present or proposed material agreement, arrangement, understanding or relationship between Kelley Oil Corporation or any of its executive officers, directors, controlling persons or subsidiaries and the subject company or any of its executive officers, directors, controlling persons or subsidiaries. Furthermore, as of the date of this filing, we are not aware of any material pending legal proceedings relating to the tender offer.

ITEM 12. EXHIBITS.

         (a) See Item 16 under the heading "Item 13. Information Required by
Schedule 13E-3" of this Schedule TO.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Listed below is information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

       ITEM 1. SUMMARY TERM SHEET.

             The information set forth under the heading "Summary Terms of the Offer" in the Offer to Purchase is incorporated by reference herein.

       ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The principal executive offices of Kelley Partners 1992 Development Drilling Program, a Texas limited partnership (the "Partnership") are located at 601 Jefferson Street, Suite 1100, Houston, Texas 77002, and the telephone number is (713) 652-5200.


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        (b) The title of the subject class of equity securities is units of limited partner and general partner interests of the Partnership. As of the date of filing, there were approximately 16,033,009 units of the Partnership outstanding.

        (c) There is no established trading market for the units. The information in the second paragraph under the caption "Is the purchase price a fair price for my units?" under the heading "Answers to Your Questions Regarding the Offer" in the Offer to Purchase is incorporated by reference herein.

        (d) The Partnership has not made any distributions during the past two years. The information under the caption "If I don't tender, will I receive future distributions" under the heading "Answers to Your Questions Regarding the Offer" in the Offer to Purchase is incorporated by reference herein.

        (e) The Partnership has not made an underwritten public offering of the units for cash during the past three years.

        (f) The Partnership has not purchased any units during the past two years.

       ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

        (a) The Partnership, the subject company, has the business address of 601 Jefferson Street, Suite 1100, Houston, Texas 77007, and the telephone number is (713) 652-5200.

            Kelley Oil Corporation is the managing general partner of the Partnership. Kelley Oil owns 84% of the units of the Partnership The business address of Kelley Oil is 601 Jefferson Street, Suite 1100, Houston, Texas 77002, and the telephone number is (713) 652-5200.

        (b) Kelley Oil is a Delaware corporation. Kelley Oil is a wholly-owned subsidiary of Contour Energy Co. None of Kelley Oil, Contour, or any of their affiliates has been convicted in a criminal proceeding during the past five years, nor have any of them been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c) Not applicable.

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       ITEM 4.  TERMS OF THE TRANSACTION.

        (a) The information set forth under the heading "The Offer" in the Offer to Purchase is incorporated by reference herein.

        (b) None of the subject unitholders are being treated differently than other subject unitholders of the Partnership.

        (c) No appraisal rights are available under state law for unitholders who object to the transactions.

        (d) The Partnership has not provided the unaffiliated security holders access to its corporate files or provided for them to obtain counsel or appraisal services at the expense of the Partnership.

        (e) Not applicable.

       ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a) - (c) and (e)            Not applicable.

       ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b) Not applicable.

        (c) The information set forth under the heading "The Offer--Purposes and Effects of the Offer" in the Offer to Purchase is incorporated by reference herein.

       ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        (a) The information set forth under the captions "If this is a fair price for the units..." and "Have you considered selling the partnership assets to a third party..." under the heading "Answers to Your Questions Regarding the Offer" and the information under the heading "The Offer--Purposes and Effects of the Offer" in the Offer to Purchase is incorporated by reference herein.

        (b) In the opinion of the managing general partner of the Partnership, no alternative means of accomplishing the stated purposes was available. See the information under the caption "Have you considered selling the partnership assets to a third party..." under the heading "Answers to Your Questions Regarding the Offer" and the information under the heading "The Offer--Purposes and Effects of the Offer" in the Offer to Purchase, which is incorporated by reference herein.

        (c) The information under the captions "Have you considered selling the partnership assets to a third party..." and "If this is a fair price for the


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            units..." under the heading "Answers to Your Questions Regarding the
            Offer" in the Offer to Purchase is incorporated by reference herein.

        (d) The information under the caption "How will tendering my units affect my federal income taxes?" under the heading "Answers to Your Questions Regarding the Offer" and the information under the headings "The Offer--Purposes and Effects of the Offer" and "--Certain U.S. Income Tax Considerations" in the Offer to Purchase is incorporated by reference herein.

       ITEM 8.  FAIRNESS OF THE TRANSACTION.

        (a) The managing general partner of the Partnership reasonably believes this Rule 13e-3 transaction is fair to unaffiliated unitholders.

        (b) The information under the heading "The Offer--Determination of Fairness" in the Offer to Purchase and the information under the caption "Is the purchase price a fair price for my units?" under the heading "Answers to Your Questions Regarding the Offer" in the Offer to Purchase is incorporated by reference herein.

        (c) The transactions are not structured so that approval of at least a majority of unaffiliated unitholders is required.

        (d) Kelley Oil Company, the managing general partner of the Partnership, has not retained an unaffiliated representative to act solely on behalf of unaffiliated unitholders.

        (e) Not applicable.

       ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        The Partnership has received an appraisal from H.J. Gruy and Associates, Inc., independent petroleum engineers, on the value of its oil and gas reserves, which is attached as an annex to the Offer to Purchase.

       ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information under the heading "The Offer--Source of Funds" in the Offer to Purchase is incorporated by reference herein.

        (b) There are no material conditions to the financing discussed in paragraph 10(a) above.

        (c) A reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction is as follows:

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                        SEC filing fees:         $    65
                        Legal fees:               15,000
                        Accounting fees:           2,500
                        Appraisal fees:            8,500
                        Solicitation expense:       n/a
                        Printing costs:            3,000
                        Other expenses:              935
                                                 -------
                        Total                    $30,000

        (d) None of the consideration paid by Kelley Oil Company is, or is expected to be, borrowed, directly or indirectly, for the purpose of the transaction.

       ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) Kelley Oil Corporation owns 13,422,310 units, or approximately 84% of the outstanding units, of the Partnership.

        (b) Not applicable.

       ITEM 12. THE SOLICITATION OR RECOMMENDATION.

        (a) No executive officer, director or affiliate of Kelley Oil Corporation other than Kelley Oil Corporation owns any units.

        (b) The information under the heading "Summary Terms of the Offer" in the Offer to Purchase is incorporated by reference herein.

       ITEM 13. FINANCIAL STATEMENTS.

        (a) (1) The information set forth under the heading "Item 8. Financial Statements and Supplementary Data" in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated by reference herein.

            (2) The information set forth under the heading "Part I. Financial
                Information" in the Partnership's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 is incorporated by reference herein.

            (3) The information set forth under the heading "Additional
                Financial Data" in the Offer to Purchase is incorporated by reference herein.

            (4) The information set forth under the heading "Additional
                Financial Data" in the Offer to Purchase is incorporated by reference herein.

        (b) not applicable

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       ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) No persons are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction.

        (b) No officer, class of employees or corporate assets of the Partnership has been or will be employed or used by the filing person in connection with the transaction.

       ITEM 15. ADDITIONAL INFORMATION

        The Offer to Purchase (including documents incorporated by reference therein and annexed thereto) and the Letter of Transmittal are incorporated herein by reference.

        ITEM 16. EXHIBITS.

        (a) Offer to Purchase

        (b) Letter of Transmittal


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                                    SIGNATURE


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Kelley Oil Corporation



                                       By /s/ RICK G. LESTER
                                          --------------------------
                                              Rick G. Lester,
                                              Vice President


                                       November 28, 2000
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                                 EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------

   (a)           Offer to Purchase

   (b)           Letter of Transmittal